                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 93

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               January 24, 2017
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
---------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                            (a)          [X]
         As to a group consisting of persons other than Covered Persons                   (b)          [X]
---------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
---------------------------------------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                              [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
---------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
---------------------------------------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER: 0
                 ----------------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
   NUMBER OF           17,244,703 Voting Shares/2/ held by Covered Persons
    SHARES             270 Shared Ownership Shares held by Covered Persons/3/
 BENEFICIALLY          3,275,997 Sixty Day Shares held by Covered Persons/4/
   OWNED BY            2,197,350 Other Shares held by Covered Persons/5/
     EACH        ----------------------------------------------------------------------------------------------
   REPORTING     9.    SOLE DISPOSITIVE POWER (See Item 6)
    PERSON             As to Voting Shares, less than 1%
     WITH              As to Shared Ownership Shares, Sixty Day Shares and Other
                       Shares, 0
                 ----------------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
---------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               22,718,320
---------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [_]
---------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              5.65%
---------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                           IN
---------------------------------------------------------------------------------------------------------------

--------
1 For a definition of this term, please see Item 2.
2 For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other
  Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex B for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 169,896 shares of Common Stock held by 12 private charitable foundations established by 12 Covered Persons; (ii) 2,026,196 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and
  (iii) 1,258 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of
  Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                   ITEM 6                                            ITEM 6
           ITEM 1               Citizenship                 ITEM 1                Citizenship
-----------------------------  (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------- ----------------   ----------------------------  ------------------
Paul R. Aaron                                    Valentino D. Carlotti
Fadi Abuali                    Canada/Kuwait     Anthony H. Carpet
Charles F. Adams                                 Michael J. Carr
Nicole Vijay Agnew                 Canada        David E. Casner
Gregory A. Agran                                 Kenneth Gerard Castelino            India
Raanan A. Agus                                   Donald J. Casturo
Philip S. Armstrong                  UK          Christian Channell                    UK
Aaron M. Arth                                    Sonjoy Chatterjee                   India
Armen A. Avanessians                             R. Martin Chavez
Dean C. Backer                                   Alex S. Chi
Charles Baillie                                  David Chou                            UK
Andrew J. Bagley                     UK          Gary W. Chropuvka
Vivek J. Bantwal                                 Thalia Chryssikou                   Greece
Jennifer A. Barbetta                             Massimiliano Ciardi                 Italy
Steven K. Barg                                   Kent A. Clark                     Canada/USA
Thomas J. Barrett III                            Alan M. Cohen
Jonathan Barry                                   Darren W. Cohen
Steven M. Barry                                  Stephanie E. Cohen
Stacy Bash-Polley                                Colin Coleman                    South Africa
Gareth W. Bater                      UK          Denis P. Coleman III
Jonathan Andrew Bagot Bayliss        UK          William J. Conley, Jr.
Gerard M. Beatty                                 Kathleen A. Connolly
Deborah R. Beckmann                              Thomas G. Connolly               Ireland/USA
Jonathan A. Beinner                              Karen R. Cook                         UK
Heather Bellini                                  Edith W. Cooper
Tracey E. Benford                                Kenneth W. Coquillette
Philip R. Berlinski             Belgium/USA      Richard N. Cormack                    UK
Frances R. Bermanzohn                            David Coulson                       USA/UK
Robert A. Berry                    UK/USA        James V. Covello
Avanish R. Bhavsar                               Christopher A. Crampton
Lloyd C. Blankfein                               Jeffrey R. Currie
Vivek Bohra                                      Michael D. Daffey                 Australia
Stefan R. Bollinger             Switzerland      Canute H. Dalmasse
Brian W. Bolster                                 Anne Marie B. Darling
Shane M. Bolton                      UK          David H. Dase
Robert D. Boroujerdi                             Michael J. Daum
Jill A. Borst                                    Jennifer L. Davis
William C. Bousquette, Jr.                       Francois-Xavier de Mallmann   France/Switzerland
Sally A. Boyle                       UK          Daniel L. Dees
Michael J. Brandmeyer                            Mark F. Dehnert
Jason H. Brauth                                  Massimo Della Ragione               Italy
Clarence K. Brenan                               Sara V. Devereux
Samuel S. Britton                                Olaf Diaz-Pintado                   Spain
Craig W. Broderick                               Joseph P. DiSabato
Michael Bruun                     Denmark        Michele I. Docharty
Steven M. Bunson                                 Thomas M. Dowling
Robert A. Camacho                                Robert Drake-Brockman                 UK
Philippe L. Camu                  Belgium        Iain N. Drayton                       UK
Tavis Cannell                    UK/Ireland      Donald J. Duet



                                   ITEM 6                                              ITEM 6
           ITEM 1               Citizenship                    ITEM 1               Citizenship
----------------------------   (United States       ----------------------------   (United States
                              unless otherwise                                    unless otherwise
 Names of Reporting Persons      indicated)          Names of Reporting Persons      indicated)
 --------------------------   ----------------      ----------------------------  ----------------
Alessandro Dusi                    Italy            Cyril J. Goddeeris                 Canada
Isabelle Ealet                     France           Jeffrey B. Goldenberg
Kenneth M. Eberts III                               Alexander S. Golten                  UK
David P. Eisman                                     Court E. Golumbic
Charalampos Eliades                Greece           Parameswaran Gopikrishnan          India
James Ellery                         UK             Andrew M. Gordon
Kathleen G. Elsesser                                Sarah J. Gray                        UK
Edward A. Emerson               Argentina/UK        Michael J. Graziano
James P. Esposito                                   Nishi Grose                          UK
Michael P. Esposito                                 Bradley J. Gross                   UK/USA
Carl Faker                     France/Lebanon       Peter Gross
Elizabeth C. Fascitelli                             Anthony Gutman                     UK/USA
Stephan J. Feldgoise                                Carey Halio
Patrick J. Fels                                     Elizabeth M. Hammack
Benjamin W. Ferguson                                Joanne Hannaford                     UK
Carlos Fernandez-Aller             Spain            Julie A. Harris
Jonathan H. Fine                   UK/USA           Jan Hatzius                       Germany
Wolfgang Fink                     Germany           Brian Michael Haufrect
Samuel W. Finkelstein                               Peter Hermann                     Denmark
Peter E. Finn                                       Edouard Hervey                     France
David A. Fishman                                    Matthias Hieber                   Austria
Elisabeth Fontenelli                                Charles P. Himmelberg
Colleen A. Foster                                   Amanda S. Hindlian
David A. Fox                                        Martin Hintze                     Germany
Sheara J. Fredman                                   Kenneth L. Hirsch
Christopher G. French                UK             Kenneth W. Hitchner
David A. Friedland                                  Todd Hohman
Richard A. Friedman                                 Simon N. Holden                      UK
Johannes P. Fritze              Germany/USA         Dane E. Holmes
Andrew John Fry                  Australia          Ning Hong                          China
Dino Fusco                                          Sean C. Hoover
Jacques Gabillon                   France           Harold P. Hope III
Charlie H. Gailliot                                 Ericka T. Horan
Sean J. Gallagher                                   Shin Horie                         Japan
Gonzalo R. Garcia                  Chile            Russell W. Horwitz
James R. Garman                      UK             James P. Houghton                    UK
M. Huntley Garriott, Jr.                            Erdit F. Hoxha                   Albania/UK
Francesco U. Garzarelli            Italy            Pierre Hudry                       France
Gabriel Elliot Gelman                               Kathleen Hughes                 Ireland/USA
Matthew R. Gibson                                   Ming Yunn Stephanie Hui         UK/Hong Kong
Jeffrey M. Gido                                     Irfan S. Hussain                  Pakistan
Gary T. Giglio                                      Russell E. Hutchinson            Canada/USA
Michelle Gill                                       Hidehiro Imatsu                    Japan
Nick V. Giovanni                                    Timothy J. Ingrassia
Joshua Glassman                                     Omer Ismail                     USA/Pakistan
John L. Glover III                                  William L. Jacob III
Justin G. Gmelich                                   Christian W. Johnston            Australia
Richard J. Gnodde              Ireland/South        Andrew J. Jonas
                                   Africa
                                                    Adrian M. Jones                   Ireland
                                                    Eric S. Jordan



                                   ITEM 6                                                  ITEM 6
           ITEM 1               Citizenship                      ITEM 1                 Citizenship
----------------------------   (United States         ----------------------------     (United States
                              unless otherwise                                        unless otherwise
 Names of Reporting Persons      indicated)            Names of Reporting Persons        indicated)
----------------------------  ----------------        ----------------------------  ---------------------
Roy R. Joseph                      Guyana             Luca M. Lombardi                     Italy
Andrew J. Kaiser                                      Victor M. Lopez-Balboa
Etsuko Kanayama                    Japan              Kyriacos Loupis                    Cyprus/USA
Vijay M. Karnani                   India              David B. Ludwig
Alan S. Kava                                          Peter J. Lyon
Geraldine Keefe                   UK/Spain            Paget MacColl
Andre Helmut Kelleners            Germany             Paula B. Madoff
Kevin G. Kelly                                        John G. Madsen
Christopher Keogh                                     Raja Mahajan
Aasem G. Khalil                                       John A. Mahoney
Tammy A. Kiely                                        Puneet Malhi                           UK
John J. Kim                                           Raghav Maliah                        India
Robert C. King, Jr.                                   John V. Mallory
Simon J. Kingsbury                   UK               Richard M. Manley                      UK
Hideki Kinuhata                    Japan              Clifton C. Marriott                  USA/UK
Shigeki Kiritani                   Japan              Michael C. J. Marsh                    UK
Marie Louise Kirk                 Denmark             Elizabeth Gregory Martin
Maxim B. Klimov                   Ukraine             Sarah Marie Martin
Edward C. Knight                     UK               Alison J. Mass
Michael E. Koester                                    Robert A. Mass
Kathryn A. Koch                    US/UK              Jason L. Mathews
J. Christopher A. Kojima         Canada/USA           Kathy M. Matsui
Adam M. Korn                                          Alexander Mayer                     Germany
David J. Kostin                                       John J. McCabe
Jorg H. Kukies                    Germany             Matthew B. McClure                     UK
Meena K. Lakdawala                                    Dermot W. McDonogh                  Ireland
Tuan Lam                                              Brendan Michael McGovern
Eric S. Lane                                          John J. McGuire, Jr.
David W. Lang                                         Sean T. McHugh
Nyron Z. Latif                                        John W. McMahon
Bruce M. Larson                                       James A. McNamara
Hugh J. Lawson                                        Richard P. McNeil                 Jamaica/USA
Scott L. Lebovitz                                     Celine Mechain                       France
Brian J. Lee                                          Avinash Mehrotra
George C. Lee                                         Ali S. Melli                  Saint Kitts and Nevis
Gregory P. Lee                                        Xavier C. Menguy                     France
Ronald Lee                                            Anthony J. Miller                  Australia
David A. Lehman                                       David D. Miller
Todd W. Leland                                        Milton R. Millman III
Laurent Lellouche                  France             Christopher Milner                     UK
Gregg R. Lemkau                                       Jung Min
Gavin J. Leo-Rhynie             USA/Jamaica           Christina P. Minnis
Deborah R. Leone                                      Kayhan Mirza                         Canada
Eugene H. Leouzon                  France             Masanori Mochida                     Japan
John R. Levene                       UK               Timothy H. Moe                      Ireland
Brian T. Levine                                       Joseph Montesano
Tianqing Li                      Hong Kong            Ricardo Mora
Gwen R. Libstag                                       Sam Alexander Morgan                   UK
Dirk L. Lievens                   Belgium
Ryan D. Limaye



                                    ITEM 6                                                  ITEM 6
           ITEM 1                Citizenship                        ITEM 1               Citizenship
-----------------------------   (United States           ----------------------------   (United States
                               unless otherwise                                        unless otherwise
 Names of Reporting Persons       indicated)              Names of Reporting Persons      indicated)
----------------------------- -------------------        ----------------------------  ----------------
Simon P. Morris                       UK                 Robert Pulford                      UK
Thomas C. Morrow                                         Xiao Qin                            UK
Edward Gary Morse, Jr.                                   John J. Rafter                   Ireland
Sharmin Mossavar-Rahmani              UK                 Sumit Rajpal
Heather Louise Mulahasani             UK                 Richard N. Ramsden                  UK
Majedabadi Kohne
Eric D. Muller                                           Marko John Ratesic
Takashi Murata                      Japan                Andrew K. Rennie               Australia/UK
Marc O. Nachmann                                         Lawrence J. Restieri, Jr.
Ezra Nahum                        France/USA             James H. Reynolds                 France
Amol S. Naik                      India/USA              Sean D. Rice
Manikandan Natarajan                                     Kate D. Richdale                    UK
  Jyothsna Natauri                  India                Michael J. Richman
Una M. Neary                                             Francois J. Rigou                 France
Jeffrey P. Nedelman                                      Michael Rimland
Dimitrios Nikolakopoulos      Australia/UK/Greece        Scott M. Rofey
Gavin G. O'Connor                                        John F. W. Rogers
Fergal J. O'Driscoll               Ireland               Scott A. Romanoff
Gregory G. Olafson                  Canada               Johannes Rombouts             The Netherlands
Brett A. Olsher                     UK/USA               Michael E. Ronen              Germany/Israel
Jernej Omahen                      Slovenia              Simon A. Rothery                Australia
Timothy J. O'Neill                                       Jason T. Rowe
Lisa Opoku                                               Jami Rubin
Peter C. Oppenheimer                  UK                 David T. Rusoff
Gerald B. Ouderkirk III                                  Peter C. Russell
Michael Martin Paese                                     Paul M. Russo
Gregory K. Palm                                          Colin J. Ryan                    Ireland
Konstantinos N. Pantazopoulos       Greece               Ankur A. Sahu                     India
James R. Paradise                     UK                 Guy E. Saidenberg                 France
Paul Gray Parker                                         Mahesh Saireddy
Francesco Pascuzzi                  Italy                Pablo J. Salame
Anthony W. Pasquariello                                  Julian Salisbury                    UK
Sheila H. Patel                                          Thierry Sancier                   France
Nirubhan Pathmanabhan                 UK                 Luke A. Sarsfield III
David B. Philip                                          Adam H. Savarese
Nicholas W. Phillips                  UK                 Jason M. Savarese
Richard Phillips                  Australia              John R. Sawtell                     UK
Stephen R. Pierce                                        Susan J. Scher
Hugh R. Pill                          UK                 Stephen M. Scherr
Michelle H. Pinggera                  UK                 Clare R. Scherrer
Kenneth A. Pontarelli                                    Joshua S. Schiffrin
Ellen R. Porges                                          Jeffrey W. Schroeder
Kim-Thu Posnett                                          Harvey M. Schwartz
Dmitri Potishko                   Australia              David A. Schwimmer
Alexander E. Potter                                      Stephen B. Scobie                   UK
Dina Powell                                              John A. Sebastian
Gilberto Pozzi                      Italy                Stacy D. Selig
Macario Prieto                      Spain                Gaurav Seth                       India
                                                         Kunal K. Shah                       UK
                                                         Tejas A. Shah



                                   ITEM 6                                                ITEM 6
           ITEM 1               Citizenship                      ITEM 1               Citizenship
----------------------------   (United States         ----------------------------   (United States
                              unless otherwise                                      unless otherwise
 Names of Reporting Persons      indicated)            Names of Reporting Persons      indicated)
----------------------------  ----------------        ----------------------------  ----------------
Konstantin A. Shakhnovich                             Hiroyuki Tomokiyo                 Japan
Heather K. Shemilt                 Canada             Thomas Tormey
Michael H. Siegel                                     Frederick Towfigh
Richard L. Siewert, Jr.                               Padideh Nora Trojanow             USA/UK
Suhail A. Sikhtian                                    Kenro Tsutsumi                    Japan
Jason E. Silvers                                      Richard J. Tufft                    UK
Nicholas Sims                    Australia            Eiji Ueda                         Japan
Gavin Simms                          UK               Toshihiko Umetani                 Japan
Michael L. Simpson                                    Peter van der Goes, Jr.
Kristin O. Smith                                      Mark A. Van Wyk
Marshall Smith                                        Damien R. Vanderwilt           Australia/UK
Sarah E. Smith                       UK               Jonathan R. Vanica
David M. Solomon                                      Ashok Varadhan
Mark R. Sorrell                      UK               Andrea Vella                      Italy
Christoph W. Stanger              Austria             Philip J. Venables                UK/USA
Esta E. Stecher                                       Rajesh Venkataramani
Laurence Stein                South Africa/USA        Simone Verri                      Italy
Kevin M. Sterling                                     Matthew P. Verrochi
John D. Storey                   Australia            Jeffrey L. Verschleiser
Patrick M. Street                    UK               Robin A. Vince                    UK/USA
Steven H. Strongin                                    Alejandro Vollbrechthausen        Mexico
Joseph Struzziery III                                 John E. Waldron
Umesh Subramanian                  India              Simon R. Watson                     UK
Ram K. Sundaram                    India              Toby C. Watson                      UK
Li Hui Suo                         China              Peter A. Weidman
Damian E. Sutcliffe                UK/USA             Owen O. West
Robert J. Sweeney                                     Ronnie A. Wexler
Michael S. Swell                                      Elisha Wiesel
Joseph D. Swift                                       David D. Wildermuth
Aurora J. Swithenbank              USA/UK             John S. Willian
Gene T. Sykes                                         Andrew F. Wilson               New Zealand
Christopher W. Taendler                               Andrew E. Wolff
Harit Talwar                                          Neil Edward Wolitzer
Jeremy Taylor                                         Denise A. Wyllie                    UK
Megan M. Taylor                                       Yoshihiko Yano                    Japan
Richard J. Taylor                    UK               Shinichi Yokote                   Japan
Thomas D. Teles                                       W. Thomas York, Jr.
Pawan Tewari                                          Wassim G. Younan                Lebanon/UK
Ryan J. Thall                                         Xiaoyin Zhang                 China/Hong Kong
David S. Thomas                                       Xing Zhang                        China
Ben W. Thorpe                        UK               Han Song Zhu                      China
Oliver Thym                       Germany             Adam J. Zotkow
Andrew R. Tilton
Joseph K. Todd
Klaus B. Toft                     Denmark

         This Amendment No. 93 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 93 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         (d), (e) During the last five years no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex A and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex C or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the 60 days preceding January 24, 2017.

         (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through certain approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,791,432 shares of Common Stock are subject to the Transfer Restrictions as of January 24, 2017.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Harvey M. Schwartz and David M. Solomon are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex D.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

ITEM 4.       PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED
              PERSONS.

None.

                                                                        ANNEX B

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIREEXERCISABLE WITHIN 60 DAYS.

An aggregate of 3,275,997 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of January 24, 2017. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX C

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Robert D. Boroujerdi         November 25, 2016       2,763         211.9415
Thalia Chryssikou            November 25, 2016         984         212.2110
Ming Yunn Stephanie Hui*     November 25, 2016       4,932         212.0500
Maxim B. Klimov              November 25, 2016          14         212.0500
Raghav Maliah                November 25, 2016       1,000         211.9640
Masanori Mochida             November 25, 2016     149,900         212.0297
Simon P. Morris              November 25, 2016      12,147         211.8522
Francesco Pascuzzi           November 25, 2016         835         212.0500
Nicholas W. Phillips         November 25, 2016       1,000         211.9580
Pablo J. Salame*             November 25, 2016       5,000         211.8948
Gregory A. Agran             November 28, 2016       6,100         170.0000
Vivek Bohra                  November 28, 2016       2,700         175.0000
James V. Covello             November 28, 2016       2,800         165.0000
Francois-Xavier de Mallmann  November 28, 2016         600         175.0000
Daniel L. Dees               November 28, 2016      18,600         160.0000
Kathleen G. Elsesser         November 28, 2016         700         180.0000
Jeffrey M. Gido              November 28, 2016         100         180.0000
Peter Gross                  November 28, 2016         900         180.0000
Todd Hohman                  November 28, 2016       1,000         180.0000
Ming Yunn Stephanie Hui*     November 28, 2016       5,900         175.0000
David J. Kostin              November 28, 2016       3,400         165.0000
John J. McGuire, Jr.         November 28, 2016       1,200         175.0000
John J. McGuire, Jr.*        November 28, 2016         500         175.0000
John J. McGuire, Jr.*        November 28, 2016         500         175.0000
Avinash Mehrotra             November 28, 2016       1,900         170.0000
Avinash Mehrotra             November 28, 2016       1,500         175.0000
Marc O. Nachmann             November 28, 2016       7,800         155.0000
Peter C. Oppenheimer         November 28, 2016         100         175.0000
Kenneth A. Pontarelli        November 28, 2016       3,800         170.0000
Andrew K. Rennie             November 28, 2016       8,500         170.0000
Guy E. Saidenberg            November 28, 2016       8,200         175.0000
Guy E. Saidenberg            November 28, 2016         500         180.0000
Julian Salisbury             November 28, 2016         900         180.0000
Stephen M. Scherr            November 28, 2016       9,400         175.0000
Simon R. Watson              November 28, 2016         100         180.0000
Vivek Bohra                  November 29, 2016         100         175.0000
Ming Yunn Stephanie Hui*     November 29, 2016         200         175.0000
Avinash Mehrotra             November 29, 2016         100         175.0000
Guy E. Saidenberg            November 29, 2016         300         175.0000
Stephen M. Scherr            November 29, 2016         300         175.0000
Andrew K. Rennie             December 23, 2016         100         170.0000
Gregory A. Agran              January 11, 2017         500         170.0000

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Avinash Mehrotra              January 11, 2017              200        170.0000
Kenneth A. Pontarelli         January 11, 2017              300        170.0000
Andrew K. Rennie              January 11, 2017              600        170.0000
Armen A. Avanessians*         January 18, 2017            1,700        185.0000
Vivek Bohra                   January 18, 2017              500        175.0000
Francois-Xavier de Mallmann   January 18, 2017              100        175.0000
Kathleen G. Elsesser          January 18, 2017              800        185.0000
Todd Hohman                   January 18, 2017            1,100        185.0000
Ming Yunn Stephanie Hui*      January 18, 2017            1,000        175.0000
John J. Kim                   January 18, 2017              500        185.0000
Scott L. Lebovitz             January 18, 2017              200        185.0000
John J. McGuire, Jr.          January 18, 2017              200        175.0000
John J. McGuire, Jr.*         January 18, 2017              100        175.0000
John J. McGuire, Jr.*         January 18, 2017              100        175.0000
Avinash Mehrotra              January 18, 2017              200        175.0000
Michael Rimland               January 18, 2017            1,100        185.0000
Guy E. Saidenberg             January 18, 2017            1,400        175.0000
Stephen M. Scherr             January 18, 2017            1,600        175.0000
Umesh Subramanian             January 18, 2017              100        185.0000
Alejandro Vollbrechthausen    January 18, 2017              900        185.0000
Sonjoy Chatterjee             January 19, 2017            5,300        231.6185
Alex S. Chi                   January 19, 2017            1,253        232.2000
James V. Covello              January 19, 2017               98        233.2500
Jeffrey R. Currie             January 19, 2017              206        234.0700
Massimo Della Ragione         January 19, 2017            1,090        234.0700
Donald J. Duet                January 19, 2017            5,955        231.9258
Kathleen G. Elsesser          January 19, 2017           12,700        232.1534
Jeffrey M. Gido               January 19, 2017              600        232.5427
Cyril J. Goddeeris            January 19, 2017              100        190.0000
Amanda S. Hindlian            January 19, 2017              379        232.3737
Scott L. Lebovitz             January 19, 2017            1,900        233.8379
Ronald Lee                    January 19, 2017            2,700        234.0000
Gwen R. Libstag*              January 19, 2017               15        234.0700
Paula B. Madoff*              January 19, 2017            5,941        234.0700
John V. Mallory               January 19, 2017            1,000        234.1980
John W. McMahon               January 19, 2017            5,000        231.3785
David D. Miller               January 19, 2017            1,030        232.8500
David D. Miller               January 19, 2017              100        232.8600
David D. Miller               January 19, 2017              200        232.8700
Masanori Mochida              January 19, 2017           25,918        234.0801
Una M. Neary                  January 19, 2017            1,789        231.7235
Julian Salisbury              January 19, 2017            8,800        232.1764
Harvey M. Schwartz            January 19, 2017           25,000        233.9887
Kristin O. Smith              January 19, 2017              543        232.3527
Steven H. Strongin*           January 19, 2017            1,994        234.0700
Joseph Struzziery III         January 19, 2017            1,203        233.4310
Peter van der Goes, Jr.       January 19, 2017              944        231.6424
Damien R. Vanderwilt          January 19, 2017              745        231.1658
Andrea Vella                  January 19, 2017              900        190.0000
Alejandro Vollbrechthausen    January 19, 2017              200        190.0000
Gregory A. Agran              January 20, 2017            1,300        170.0000
Armen A. Avanessians*         January 20, 2017           13,300        185.0000
Vivek Bohra                   January 20, 2017            1,300        175.0000

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Michael J. Carr               January 20, 2017            7,700        210.0000
Michael J. Carr*              January 20, 2017              123        210.0000
Michael J. Carr*              January 20, 2017            3,977        210.0000
David Chou                    January 20, 2017            6,000        231.2910
James V. Covello              January 20, 2017              600        165.0000
Francois-Xavier de Mallmann   January 20, 2017              300        175.0000
Francois-Xavier de Mallmann   January 20, 2017              600        180.0000
Francois-Xavier de Mallmann   January 20, 2017            1,000        190.0000
Francois-Xavier de Mallmann   January 20, 2017            1,000        195.0000
Francois-Xavier de Mallmann   January 20, 2017            2,500        200.0000
Daniel L. Dees                January 20, 2017            4,800        160.0000
Mark F. Dehnert               January 20, 2017           34,200        220.0000
Cyril J. Goddeeris            January 20, 2017            3,500        190.0000
Jeffrey B. Goldenberg         January 20, 2017            5,000        220.0000
Peter Gross                   January 20, 2017            8,300        180.0000
Todd Hohman                   January 20, 2017           10,000        180.0000
Todd Hohman                   January 20, 2017            8,900        185.0000
Ming Yunn Stephanie Hui*      January 20, 2017            2,900        175.0000
John J. Kim                   January 20, 2017            3,500        185.0000
John J. Kim                   January 20, 2017            2,000        190.0000
David J. Kostin               January 20, 2017              800        165.0000
Bruce M. Larson               January 20, 2017            1,133        231.8600
John J. McGuire, Jr.          January 20, 2017              600        175.0000
John J. McGuire, Jr.*         January 20, 2017              200        175.0000
John J. McGuire, Jr.*         January 20, 2017              200        175.0000
Avinash Mehrotra              January 20, 2017              700        232.9386
Avinash Mehrotra              January 20, 2017              400        232.9475
Ali S. Melli                  January 20, 2017            2,000        190.0000
Ali S. Melli                  January 20, 2017            2,000        200.0000
Ali S. Melli                  January 20, 2017            2,000        210.0000
Masanori Mochida              January 20, 2017          200,000        231.2814
Timothy H. Moe                January 20, 2017            1,216        231.0460
Timothy H. Moe                January 20, 2017            1,784        231.8600
Thomas C. Morrow              January 20, 2017            2,160        231.8211
Marc O. Nachmann              January 20, 2017              200        155.0000
Peter C. Oppenheimer          January 20, 2017              100        175.0000
Kenneth A. Pontarelli         January 20, 2017              900        170.0000
Kenneth A. Pontarelli         January 20, 2017            2,100        200.0000
Andrew K. Rennie              January 20, 2017            1,900        170.0000
Michael Rimland               January 20, 2017            8,900        185.0000
Jason T. Rowe                 January 20, 2017              286        232.1600
Guy E. Saidenberg             January 20, 2017            4,000        175.0000
Guy E. Saidenberg             January 20, 2017            5,200        180.0000
Stephen M. Scherr             January 20, 2017            4,700        175.0000
Heather K. Shemilt            January 20, 2017            4,000        230.0000
Umesh Subramanian             January 20, 2017            1,000        185.0000
Andrea Vella                  January 20, 2017           49,100        190.0000
Andrea Vella                  January 20, 2017           20,300        195.0000
Andrea Vella                  January 20, 2017           50,000        215.0000
Jeffrey L. Verschleiser       January 20, 2017           20,900        220.0000
Alejandro Vollbrechthausen    January 20, 2017            7,500        185.0000
Alejandro Vollbrechthausen    January 20, 2017            8,300        190.0000
Simon R. Watson               January 20, 2017            1,200        180.0000

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Deborah R. Beckmann           January 23, 2017              400        231.8500
Deborah R. Beckmann           January 23, 2017              200        231.8600
Iain N. Drayton               January 23, 2017            1,619        232.0000
Jan Hatzius                   January 23, 2017            1,356        231.8682
Ali S. Melli                  January 23, 2017            4,000        232.7537
Mark A. Van Wyk               January 23, 2017              482        231.3000
Mark A. Van Wyk               January 23, 2017              114        231.3200
Mark A. Van Wyk               January 23, 2017              205        231.3300
Fadi Abuali                   January 24, 2017               45        232.3585
Raanan A. Agus                January 24, 2017            5,000        232.0000
Raanan A. Agus                January 24, 2017            4,060        235.6923
Philip S. Armstrong           January 24, 2017              822        232.0000
Stacy E. Bash-Polley          January 24, 2017            2,368        234.5625
Gareth W. Bater               January 24, 2017            2,633        232.0000
Deborah R. Beckmann           January 24, 2017              450        235.3600
Jonathan A. Beinner           January 24, 2017            4,844        232.0000
Heather Bellini               January 24, 2017            1,537        235.1910
Tracey E. Benford             January 24, 2017            1,532        235.2887
Philip R. Berlinski           January 24, 2017              104        234.0000
Stefan R. Bollinger           January 24, 2017              150        232.3585
Brian W. Bolster              January 24, 2017              369        232.0000
William C. Bousquette, Jr.    January 24, 2017              225        232.0000
Michael J. Brandmeyer         January 24, 2017            1,865        234.7428
Jason H. Brauth               January 24, 2017            1,999        233.5000
Michael Bruun                 January 24, 2017              161        232.3585
Steven M. Bunson              January 24, 2017              657        232.0000
Robert A. Camacho             January 24, 2017              171        232.0000
Philippe L. Camu              January 24, 2017              192        232.3585
Tavis Cannell                 January 24, 2017              102        232.3585
Donald J. Casturo             January 24, 2017            1,566        232.0314
Christian Channell            January 24, 2017              500        235.3700
Sonjoy Chatterjee             January 24, 2017            3,736        232.0305
R. Martin Chavez              January 24, 2017            5,305        234.3387
Gary W. Chropuvka             January 24, 2017              462        235.6539
Darren W. Cohen               January 24, 2017              114        232.0000
Kathleen A. Connolly          January 24, 2017              305        233.7610
James V. Covello              January 24, 2017              780        232.1280
Michael D. Daffey             January 24, 2017              623        232.3585
Jennifer L. Davis             January 24, 2017              137        232.0000
Francois-Xavier de Mallmann   January 24, 2017            1,308        232.3585
Francois-Xavier de Mallmann   January 24, 2017            1,100        234.2432
Olaf Diaz-Pintado             January 24, 2017              407        232.0000
Joseph P. Disabato            January 24, 2017               81        234.4600
Joseph P. Disabato            January 24, 2017              265        234.4649
Joseph P. Disabato            January 24, 2017              464        234.4700
Joseph P. Disabato            January 24, 2017              265        234.4600
Donald J. Duet                January 24, 2017            1,119        233.9831
Alessandro Dusi               January 24, 2017              165        232.3585
Charalampos Eliades           January 24, 2017              145        232.3585
Edward A. Emerson*            January 24, 2017            5,108        233.1992
Michael P. Esposito           January 24, 2017            3,065        235.6633
Carl Faker                    January 24, 2017              260        232.3585

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Stephan J. Feldgoise          January 24, 2017            1,296        231.2185
Jonathan H. Fine              January 24, 2017              280        232.0000
Sheara J. Fredman             January 24, 2017              400        232.0000
Christopher G. French         January 24, 2017            2,385        234.7026
Johannes P. Fritze            January 24, 2017              195        232.0000
Johannes P. Fritze            January 24, 2017               45        233.9800
Charlie H. Gailliot           January 24, 2017            2,619        235.1760
Gonzalo R. Garcia             January 24, 2017            1,160        232.0000
Gonzalo R. Garcia             January 24, 2017              532        232.3585
M. Huntley Garriott, Jr.      January 24, 2017              427        232.0000
Francesco U. Garzarelli       January 24, 2017                2        232.3585
Matthew R. Gibson             January 24, 2017            1,837        235.0170
Nick V. Giovanni              January 24, 2017              424        235.1432
Joshua Glassman               January 24, 2017              225        235.6800
Cyril J. Goddeeris            January 24, 2017              954        235.4760
Court E. Golumbic             January 24, 2017               67        232.0000
Michael J. Graziano           January 24, 2017            1,357        234.4887
Peter Gross                   January 24, 2017            2,379        234.8104
Jan Hatzius                   January 24, 2017            3,201        234.3060
Peter Hermann                 January 24, 2017              164        232.3585
Peter Hermann                 January 24, 2017              821        235.1724
Matthias Hieber               January 24, 2017              165        232.3585
Amanda S. Hindlian            January 24, 2017               91        234.8100
Martin Hintze                 January 24, 2017            1,332        232.0000
Martin Hintze                 January 24, 2017            1,062        232.3585
Russell W. Horwitz            January 24, 2017              400        232.0000
Irfan S. Hussain              January 24, 2017              492        232.1412
Russell E. Hutchinson         January 24, 2017              242        234.6069
Omer Ismail                   January 24, 2017              114        232.0000
William L. Jacob III          January 24, 2017            1,753        232.0000
Christian W. Johnston         January 24, 2017            8,096        233.7880
Andrew J. Jonas               January 24, 2017            1,119        232.0000
Tammy A. Kiely                January 24, 2017              120        234.6600
Simon J. Kingsbury            January 24, 2017            2,576        234.6067
Marie Louise Kirk             January 24, 2017              443        233.0500
J. Christopher A. Kojima      January 24, 2017            1,219        235.1698
Adam M. Korn                  January 24, 2017            1,753        234.5281
Meena K. Lakdawala            January 24, 2017              822        235.1692
Eric S. Lane                  January 24, 2017            5,000        234.7817
David W. Lang                 January 24, 2017              454        234.9925
Hugh J. Lawson                January 24, 2017            1,323        232.0000
David A. Lehman               January 24, 2017              473        234.5600
Todd W. Leland                January 24, 2017            2,223        232.0000
Todd W. Leland                January 24, 2017              235        232.3585
Tianqing Li                   January 24, 2017            1,880        235.0000
Dirk L. Lievens               January 24, 2017              326        232.3585
Kyriacos Loupis               January 24, 2017              773        234.4626
David B. Ludwig               January 24, 2017              727        234.9000
Peter J. Lyon                 January 24, 2017            1,119        235.0000
John V. Mallory               January 24, 2017            1,000        235.6755
Richard M. Manley             January 24, 2017              761        232.9600
Richard M. Manley             January 24, 2017            1,157        232.9900
Clifton C. Marriott           January 24, 2017               52        231.5300

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Sarah Marie Martin            January 24, 2017            4,022        232.1534
Alison J. Mass                January 24, 2017            1,753        232.3802
James A. McNamara             January 24, 2017            1,545        232.0000
Anthony J. Miller             January 24, 2017            2,269        232.0000
Christina P. Minnis           January 24, 2017            1,119        232.0000
Timothy H. Moe                January 24, 2017            5,000        232.1275
Joseph Montesano              January 24, 2017            1,323        235.6807
Sam Alexander Morgan          January 24, 2017              603        234.6201
Marc O. Nachmann              January 24, 2017              605        232.5500
Marc O. Nachmann*             January 24, 2017            2,229        232.5235
Ezra Nahum                    January 24, 2017            1,289        233.0959
Jeffrey P. Nedelman*          January 24, 2017            1,753        234.6561
Gavin G. O'Connor             January 24, 2017              893        232.0000
Gavin G. O'Connor*            January 24, 2017            1,044        232.0000
Brett A. Olsher               January 24, 2017            1,765        232.0000
Lisa Opoku                    January 24, 2017              604        232.0000
Michael Martin Paese          January 24, 2017              183        232.0000
Konstantinos N. Pantazopoulos January 24, 2017              456        232.3585
James R. Paradise             January 24, 2017            2,500        233.9268
James R. Paradise             January 24, 2017            2,500        234.1024
James R. Paradise             January 24, 2017            2,500        234.4384
James R. Paradise             January 24, 2017            2,500        234.8136
James R. Paradise             January 24, 2017            2,500        236.0000
Francesco Pascuzzi            January 24, 2017               75        232.3585
Francesco Pascuzzi            January 24, 2017              152        235.3800
Sheila H. Patel               January 24, 2017            3,141        232.4500
Alexander E. Potter           January 24, 2017              591        232.0000
Gilberto Pozzi                January 24, 2017              381        232.3585
Gilberto Pozzi                January 24, 2017              464        235.5700
Gilberto Pozzi                January 24, 2017              542        235.6300
Macario Prieto                January 24, 2017              109        232.3585
John J. Rafter                January 24, 2017              127        232.3585
John J. Rafter                January 24, 2017           15,000        235.3548
James H. Reynolds             January 24, 2017              587        232.3585
Sean D. Rice                  January 24, 2017            1,097        232.3081
Kate D. Richdale              January 24, 2017            4,957        234.1477
Michael J. Richman            January 24, 2017              717        232.0000
Scott M. Rofey                January 24, 2017            1,000        234.2330
Scott A. Romanoff             January 24, 2017            1,012        232.0000
Johannes Rombouts             January 24, 2017               97        232.3585
David T. Rusoff               January 24, 2017              414        232.0000
Peter C. Russell              January 24, 2017            1,289        234.8455
Guy E. Saidenberg             January 24, 2017              457        232.3585
Luke A. Sarsfield III         January 24, 2017              329        235.6500
Adam H. Savarese              January 24, 2017            6,074        231.6885
Jason M. Savarese             January 24, 2017              525        234.8819
Susan J. Scher                January 24, 2017            1,357        232.0000
Stephen M. Scherr             January 24, 2017            5,122        233.3072
Joshua S. Schiffrin           January 24, 2017            4,613        232.0955
Stacy D. Selig                January 24, 2017               91        232.4700
Gaurav Seth                   January 24, 2017              397        232.0000
Tejas A. Shah                 January 24, 2017              866        232.4292
Konstantin A. Shakhnovich     January 24, 2017            1,461        232.1640
Richard L. Siewert, Jr.       January 24, 2017              687        234.7713

                                                                Price Per Share
Covered Person                   Trade Date    Number of Shares     (in $)
--------------                ---------------- ---------------- ---------------
Suhail A. Sikhtian            January 24, 2017            3,266        235.5748
Suhail A. Sikhtian*           January 24, 2017           11,699        235.4857
Jason E. Silvers              January 24, 2017              137        232.0000
Gavin Simms                   January 24, 2017            1,014        234.4131
Gavin Simms*                  January 24, 2017              275        234.0909
Michael L. Simpson            January 24, 2017              332        232.0000
Christoph W. Stanger          January 24, 2017              155        232.3585
Esta E. Stecher*              January 24, 2017            1,227        235.2343
Kevin M. Sterling             January 24, 2017            3,077        234.3863
Steven H. Strongin            January 24, 2017            4,567        232.0000
Joseph Struzziery III         January 24, 2017            1,086        232.0000
Umesh Subramanian             January 24, 2017              313        232.0000
Ram K. Sundaram               January 24, 2017            4,000        234.2284
Damian E. Sutcliffe           January 24, 2017              521        232.1142
Michael S. Swell              January 24, 2017            1,029        235.4321
Christopher W. Taendler       January 24, 2017              624        232.5000
Harit Talwar                  January 24, 2017            4,905        235.1849
Jeremy Taylor                 January 24, 2017            2,226        232.0000
Thomas D. Teles               January 24, 2017            1,461        234.2727
David S. Thomas               January 24, 2017            1,941        231.6645
Thomas Tormey                 January 24, 2017            2,518        231.5037
Frederick Towfigh             January 24, 2017              500        233.9500
Matthew P. Verrochi           January 24, 2017            1,389        232.0000
Simon R. Watson               January 24, 2017              241        232.9719
Owen O. West                  January 24, 2017            2,167        232.1277
Andrew F. Wilson              January 24, 2017              932        232.3585
Neil Edward Wolitzer          January 24, 2017              163        232.0000
Wassim G. Younan              January 24, 2017              170        232.3585

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following purchases of Other Shares were made by the following Covered
Persons:

                                                                Price Per Share
Covered Person                  Trade Date     Number of Shares     (in $)
--------------               ----------------- ---------------- ---------------
Andrea Vella                 November 25, 2016           50,000        211.9996

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                                                 Acquisition or
Covered Person                  Transfer Date   Number of Shares  Disposition
--------------                ----------------- ---------------- --------------
Valentino D. Carlotti         November 25, 2016              945    Disposition
Kevin G. Kelly                November 25, 2016               40    Disposition
Gregory P. Lee                December 14, 2016              490    Disposition
John V. Mallory               December 14, 2016              424    Disposition
Charles F. Adams*             December 15, 2016              280    Disposition
Richard A. Friedman           December 15, 2016           16,421    Disposition
John J. Kim                   December 16, 2016              756    Disposition
Valentino D. Carlotti         December 23, 2016              832    Disposition

                                                                 Acquisition or
Covered Person                  Transfer Date   Number of Shares  Disposition
--------------                ----------------- ---------------- --------------
Justin G. Gmelich             December 30, 2016            5,740    Disposition
Scott M. Rofey                 January 24, 2017              646    Disposition
David M. Solomon*              January 24, 2017              108    Disposition
Elisha Wiesel                  January 24, 2017            2,368    Disposition

* This transfer was conducted through an estate planning entity or private charitable foundation.

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                                 Number  Strike Number of  Sales   Number of
                                                   of    Price   Shares    Price    Shares
       Covered Person          Date of Exercise  Options (in $) Withheld   (in $)    Sold
       --------------          ----------------- ------- ------ --------- -------- ---------
Heather K. Shemilt             November 25, 2016   5,000  78.78     3,611 211.8567     1,389
Marshall Smith                 November 25, 2016   6,000  78.78     4,333 211.8567     1,667
Simon N. Holden                November 25, 2016   7,402  78.78     4,935 211.8567     2,467
Alan S. Kava                   November 25, 2016   9,159  78.78     6,615 211.8567     2,544
Robin A. Vince                 November 25, 2016  10,000  78.78     7,222 211.8567     2,778
Paula B. Madoff                 January 19, 2017  19,934  78.78    14,106 231.8661     5,828
Simon P. Morris                 January 19, 2017 156,071  78.78   101,168 231.8661    54,903
Gene T. Sykes                   January 20, 2017  10,000  78.78     6,842 231.6263     3,158
Esta E. Stecher                 January 23, 2017  11,928 204.16    11,280 232.1972       648
Marshall Smith                  January 24, 2017   4,360  78.78     3,086 234.2387     1,274
Gene T. Sykes                   January 24, 2017   5,000  78.78     3,417 234.2387     1,583
William L. Jacob III            January 24, 2017  10,000  78.78     7,078 234.2387     2,922
John S. Willian                 January 24, 2017  20,000  78.78    13,594 234.2387     6,406

                                                                        ANNEX D

ITEM 6.       DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED
              PERSONS.

The following Covered Persons have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on November 9, 2016:

                                                        Strike
                               Instrument and Number of Price
       Covered Person             Position     Shares   (in $)  Maturity Date
       --------------          -------------- --------- ------ ----------------
Gregory A. Agran                Call Written     12,500    180   April 21, 2017
Denis P. Coleman III            Call Written      3,900    210    June 16, 2017
Alessandro Dusi                 Call Written      1,500    215    June 16, 2017
Alessandro Dusi                 Call Written      1,000    210    June 16, 2017
Michelle Gill                   Call Written     14,700    195   April 21, 2017
Michelle Gill*                  Call Written        800    195   April 21, 2017
Ming Yunn Stephanie Hui*        Call Written     15,000    190   April 21, 2017
Laurent Lellouche               Put Written       8,100    150 January 19, 2018
John J. McCabe                  Call Written      1,000    230   April 21, 2017
Avinash Mehrotra                Call Written      3,000    195   April 21, 2017
Avinash Mehrotra                Call Written      3,000    210   April 21, 2017
Richard N. Ramsden              Call Written     10,000    230   April 21, 2017
Mahesh Saireddy                 Call Written      5,300    180    June 16, 2017

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

                                          By:     /s/ Benjamin J. Rader
                                                  -----------------------------
                                          Name:   Benjamin J. Rader
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).